Exhibit 6.6

PURE ROOTS MODULAR GROW UNITS & LICENSE PURCHASE AGREEMENT

This PURE ROOTS MODULAR UNITS & LICENSE PURCHASE AGREEMENT (“Agreement”) is entered into as of this 10th day of October 2019, by and amongst Grow Solutions Holdings, Inc. (“GRSO”), Pure Roots Holdings Canada Inc.., Pure Roots Urban Farms™ Corp.. (“GRSO subsidiaries”), and Pure Roots Urban Farms BC, Inc. (“BC-URBN” or “Licensee”) This Agreement may refer to GRSO and its subsidiaries, as “Licensors,” or “Sellers” and it may refer to Licensors and BC-URBN individually as a “Party” or collectively as the “Parties.”

BACKGROUND

Licensors manufactures modular grow units, which covers the manufacturing and distribution of / and intellectual property rights to manufacture, design, license and market the Pure Roots Urban Farm™ modular grow units; additionally holding the controlling brand use, horticultural knowledge, and go-to-market strategy from Pure Roots Urban Farms Corp.

Licensors desire to sell to BC-URBN, and BC-URBN desires to purchase 3 modular grow units for the purpose of vertical growing of non-cannabis plants and 1 modular pre/post processing unit (the “Pure Roots Urban Farm”) and obtain, the license to the Geographic Region (as defined below), subject to the terms and conditions of this Agreement.

BC-URBN desires to obtain from Sellers, and Sellers desire to provide to BC-URBN, certain services relating to the Pure Roots Urban Farms Corp, Pure Roots Holdings Canada Inc., as well as operating the Pure Roots Urban Farm to achieve maximum growing / operating efficiency, along with growing expertise, brand use and knowledge transfer (in regards to any advancements in growing techniques and nutritional formulas) from Pure Roots Urban Farms Corp.

After the first Pure Roots Urban Farm is operational for a period of three (3) months, BC-URBN will commit to purchasing six more Pure Roots Urban Farms (each farm consisting of 3 Modular grow units for the purpose of growing of non-cannabis plants and 1 modular pre/post processing unit) on a three month after operation interval (as described in section 5.1.3) and that BC-URBN will chose the locations within the BC-URBN’s geographic region (defined later in Agreement) for installation for the purchase price of each Pure Roots Urban Farm is as described in section 5.1.1.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

DEFINITIONS

For the purpose of this Agreement:

1.1         “Affiliate” means, with respect to an entity, any person or entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such entity.

1.2         “BC-URBN” means B.C. Urban Farms, Inc. a company incorporated in British Columbia, Canada.

1.3         “Confidential Information” has the meaning stated in Section 7.1.

1.4          “Pure Roots Modular Grow Units” are the modular grow rooms for the purpose of growing plants manufactured using the Designs, Brand Name and Intellectual Property from Pure Roots Holdings Canada Inc. and GRSO.

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1.5           “Documentation” means, instruction manuals, product manuals, advertising materials, and other documentation that relates to any of the Pure Roots Urban Farm.

1.6           “Effective Date” means the date on which the deposit is paid, 5.1.1 (a).

1.7           “Encumbrance” means any lien, pledge, security interest, license, option, right of first refusal or similar restriction or third-party right.

1.8           “End User” means an individual or company who is authorized to build and use the Pure Roots Modular Grow Units under the Pure Roots Urban Farms Corp brand and business model.

1.9           “Pure Roots Urban Farm” 3 Pure Roots Modular Grow Units & 1 modular pre/post processing unit, including but not limited to its respective processing equipment, fridges, tables, prep areas and other finishes to make up a turn-key operation. .

1.10         “License” means the Pure Roots Urban Farms License.

1.11         “License Acquisition Fee” has the meaning stated in Section 5.1.

1.12         “Other IP License” has the meaning stated in Section 2.1.

1.13         “Patents” means every patent or patent application that any Licensor owns or otherwise has rights to in any country, and which claims technology used in or is otherwise relevant to the Manufacturing and Distribution or the Products, along with any continuations, continuations-in-part, divisional, reissues, reexaminations, foreign counterparts or other patents or applications claiming priority to, or sharing a common claim of priority with, any such patent or patent application.

1.14         “Products” means any Manufacturing & Distribution code, toolkit, electronic libraries or related technology that is developed by or under authorization of BC-URBN using the Pure Roots Urban Farm and products or technology

1.15         “Purchase Agreements” means that certain Pure Roots Urban Farm Purchase Agreement dated on or about the date hereof entered into by and between BC-URBN and GRSO.

1.16         “Purchase Order” means the final purchase order for the 3 AeroPods and 1 pre/post processing modular unit.

1.17         “Royalties” means the payments to be made to the Licensor by the Licensee under Section 5.4.

1.18         “Right of First Refusal” has the meaning stated in Section 5.5.

1.19         “Term” has the meaning stated in Section 4.1.

1.20         “Training Period” has the meaning stated in Section 3.2.

1.21          “Pure Roots Urban Farms Corp” – a wholly owned subsidiary of GRSO.

1.22          “Pu re Ro o ts Ho ld in g s C anada Inc” – a wholly owned subsidiary of GRSO.

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ARTICLE II

PURCHASE & LICENSE

2.1          Pure Roots Urban Farm & Documentation License. Subject to payment of the License Acquisition Fee and Licensors’ rights in Section 2.2, Licensors hereby grant to BC-URBN an exclusive, fully paid-up license to the geographic regions of British Columbia, Alberta, and Yukon Territory for the growing of non-cannabis plants (the “Geographic Region”).

2.2          Rights and Ownership Retained by Licensors.

2.2.1           Use By Licensors. Notwithstanding the exclusive rights of BC-URBN, Licensors retain and have the right and license to practice, use and collaborate on further developing the Pure Roots Modular Grow Units, including making improvements..

2.2.2           IP Ownership. Ownership of and title to the intellectual property rights in the Pure Roots Modular Grow Units and other products or technology shall remain Pure Roots Holdings Canada Inc., unless expressly agreed otherwise in a written agreement between the relevant Parties.

2.2.3           Licensors’ rights in this Section 2.2. may not be assigned or sublicensed.

ARTICLE III

DELIVERY AND TRAINING

3.1          Delivery and Documentation. On the Effective Date, and as provided by the Purchase Agreement, Licensors shall deliver to BC-URBN the instruction manuals, dimensions and some of the operational guides to the Pure Roots Urban Farm as negotiated.

3.2          Training. Beginning on the Effective Date and continuing through December 31, 2021 (the “Training Period”), Licensors shall provide, at no additional charge, BC-URBN with up to ten (10) in person training (8 hr day) sessions (that do not have to be used continuously) that will be sufficient to enable BC-URBN’s relevant staff to use, clean, repair, troubleshoot, understand, and suggest ways to help further develop and modify the Pure Roots Urban Farm Units. Each purchase of a Pure Roots Urban Farm will come with the Training Period, as aforementioned.

3.3          Pure Roots Urban Farm to Work as Described. The Pure Roots Modular Grow Units will perform as described in regards to the environment that the Pure Roots Modular Grow Unit will be able to sustain for the plants, the amount and type of nutrition to deliver to the plants, and that the electronics will operate as described.

ARTICLE IV

TERM; OPTION UPON TERMINATION

4.1          Term. The term of this Agreement shall commence on date stated in the first paragraph of this Agreement and shall continue in perpetuity as long as the Pure Roots Urban Farms are in operation and BC-URBN meets the obligations set out in the “Pure Roots Urban Farms Brand-Use/Knowledge Transfer License Agreement” (the “Term”). This Agreement may not be terminated except in accordance with Section 4.2.

4.2          Termination. If any of the Purchase Agreements are terminated, or if the transactions contemplated by this Purchase & License Agreement are not closed and initial payment funded in full by October 10, 2019 (unless such date is extended by written agreement of GRSO, BC-URBN and the parties thereto), then this Agreement shall also terminate at the same time. For the avoidance of doubt, the respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the express condition that closings shall be conducted with respect to the transactions contemplated by the Purchase Agreements.

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ARTICLE V

PAYMENTS

5.1          Purchase Order & License Acquisition Fee.

5.1.1           The aggregate consideration for the Purchase of the Pure Roots Urban Farm, License, the available Maintenance agreement, and other rights and benefits granted to BC-URBN in this Agreement shall be One Million Five Hundred Thousand Canadian Dollars (CDN $1,500,000) (the “Pure Roots Urban Farm License Acquisition Fee”). Because, BC-URBN is purchasing the Pure Roots Urban Farm, GRSO shall wave the Geographical Exclusivity License Fee of two million dollars ($2,000,000) and grant BC- URBN the license to the Geographic Region in order to allow BC-URBN to expand their operations in the most expedient manner. The payment by BC-URBN shall be made in the following manner:

a.	$25,000 as a refundable deposit, at the signing of this Agreement, in order for GRSO to release the purchase order to BC-URBN (refundable until the $300,000 deposit has been transferred);
b.	$50,000 as a refundable deposit three days after receiving the Purchase Order, in order for GRSO to release the operation and training manuals, schedules, etc. (refundable until the $300,000 deposit has been transferred);

c.	BC-URBN will visit the headquarters and manufacturing site in Saskatoon, SK.
d.	BC-URBN will have their legal and accounting professionals approve the final documentation
e.	$300,000 will then be deposited (non-refundable) for the purchase of the Pure Roots Urban Farm, after the License Agreement and Purchase Agreement have been finalized;
f.	$200,000 will then be deposited (non-refundable) upon 50% completion of the building of the Pure Roots Urban Farm;
g.	$175,000 remaining, will be deposited (non-refundable) upon the delivery and full set-up of the Pure Roots Urban Farm at the BC-URBN site;
h.	The Remaining $750,000 (of the initial $1,500,000) with 8% interest per annum will be paid to GRSO over the following five (5) year period, paid monthly from BC-URBN to Pure Roots Urban Farms Corp., beginning three months after first delivery of the Pure Roots Urban Farm, and after satisfaction of the conditions set forth in Section 5.2. After the full Pure Roots Urban Farm & License Acquisition Fee has been paid BC-URBN will then grant Pure Roots Urban Farms Corp a 10% royalty on Gross Revenue in perpetuity (lifetime royalties) of the operation of those Pure Roots Urban Farms by BC-URBN.

5.1.2           Following the first purchase of the Pure Roots Urban Farm, BC-URBN will commit to purchase Six (6) more Pure Roots Urban Farms for a purchase price of $1,500,000 each in the first two years of this Agreement in order to maintain exclusivity over the Geographic Region. If BC-URBN does not purchase Six (6) Pure Roots Urban Farms over the first two years of this Agreement then the exclusivity of the Geographic Region is waved and becomes a right of first refusal on all projects within the Geographic Region for an additional 12 months after the exclusivity is waved, where BC-URBN would have to match any offers in order to gain use of the proposed purchase.

5.1.3           BC-URBN will commit to purchasing each of the six (6) Pure Roots Urban Farms after three (3) months of operation of the last Pure Roots Urban Farm to be purchased. Example, if Pure Roots Urban Farm 1 is operational February 28, 2020, the three-month period begins upon that operation date (February 28, 2020) and at the end of that three-month period May 31, 2020, BC-URBN would be required to have purchased their next Pure Roots Urban Farm in order to maintain exclusivity. During the first two (2) years BC-URBN may catch up and complete the Six (6) Pure Roots Urban Farm purchases by the end of the two (2) year period in order to maintain exclusivity.

5.1.4           BC-URBN may also pay the $750,000 financed portion of the purchase price anytime before the five (5) year period and not be liable for the interest payments that would have occurred had the $750,000 financed portion been outstanding for the total five (5) year period.

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5.2          Condition. BC-URBN’s obligation to pay the Pure Roots Urban Farm License Acquisition Fee is conditioned on the closing in full of the transactions contemplated by the proposed Purchase and Manufacturing Agreements. The Pure Roots Urban Farm License Acquisition Fee will be paid exclusively as per this Agreement.

5.2.1           Condition. BC-URBN obligation to pay the “Pure Roots Urban Farm License Acquisition Fee” is conditional on the support and help with the building of the brand, as to be laid out in the “Pure Roots Urban Farms Brand-Use/Knowledge Transfer License Agreement.”

5.3          Taxes. Each Party shall pay directly all income, franchise, sales, use, personal property, ad valorem, value added, stamp or other taxes, levies, customs, duties or other imposts or fees, including withheld taxes (except taxes based on the net income of each Party) together with all penalties, fines and interest thereon, that arise out the income that it receives under this Agreement or in connection with the grant of licenses to others under this agreement.

5.4          Royalties & License Fees paid to the Licensor. In addition to the Purchase & License Acquisition Fee the rights granted by the Licensor in Article II, the Licensee shall pay to the Licensor a royalty equal to an amount of:

5.4.1           As referred to in 5.1.1 (h), [10] % of the Gross Revenue in perpetuity, in respect of all BC-URBN operations using the Pure Roots Urban Farm and/or Pure Roots Urban Farms™ Corp brand and products designed by the Licensor if any; after the full purchase price of $1,500,000 has been paid, for as long as BC-URBN operates the Pure Roots Urban Farm.

ARTICLE VI

ENFORCEMENT; MAINTENANCE

6.1          Enforcement.

6.1.1           Notwithstanding the License and other rights granted to BC-URBN in this Agreement, Licensors shall have the right and authority, at its sole discretion, to undertake efforts to obtain a discontinuance of any infringement of any trademarks, brand use, intellectual property rights in the Manufacturing, Distribution or Documentation, or of any of the Patents to the extent that such infringement involves a feature of the Manufacturing, Distribution or any Product, including, but not limited to filing suit against the infringing party. BC-URBN agrees to cooperate with Licensors to provide Licensors with such assistance as is reasonably requested by Licensors in connection with any such litigation.

6.1.2           If Licensors provide BC-URBN with written notice that Licensors decline to take action to obtain a discontinuance of an infringement under Section 6.1.1 above, or if Licensors fail to do so within a reasonable time of being notified of the infringement, then BC-URBN may undertake efforts to obtain a discontinuance of the infringement. Licensors shall execute such legal papers necessary for the litigation of any such action as may reasonably be requested by BC-URBN. Licensors agree to cooperate with BC-URBN to provide BC-URBN with such assistance as is reasonably requested by BC-URBN in connection with any such litigation.

6.1.3           The Party who takes the lead in any enforcement action under this Section 6.1 shall be responsible for the expenses incurred in connection with the enforcement action.

6.2          Notification. Licensors and BC-URBN shall promptly notify each other of any known or reasonably suspected infringement of the Brand-use, Trademarks, Manufacturing, Distribution or Documentation or of any Patent to the extent that such infringement involves a feature of the Brand-use, Trademarks, Manufacturing, Distribution or any Product. Licensors on the one hand and BC-URBN on the other hand shall provide the other Party with all information available to them about the infringement or challenge so that the relevant Party may use that information in investigating, enforcing, and/or responding to the infringement or challenge.

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ARTICLE VII

CONFIDENTIALITY

7.1           Confidentiality. BC-URBN and Licensors shall each, during the Term or, if applicable, five (5) years after termination of this Agreement, keep confidential, and not use and disclose to any third party, all information regarding the business and operations of the Parties disclosed by any of the Parties to the other in the course of performance under this Agreement (“Confidential Information”). No Party shall use the other Party’s Confidential Information for any purpose other than for the purposes permitted in this Agreement. “Confidential Information” shall not include such information which: (a) at the time of disclosure by the disclosing Party is in the public domain or thereafter enters the public domain through no fault of the receiving Party; (b) prior to disclosure by the disclosing Party was already in the possession of the receiving Party as evidenced by the receiving Party’s written records; or (c) subsequent to disclosure under this Agreement is obtained by the receiving Party from a third party not in violation of any obligation to the disclosing party. If any Confidential Information is, in the reasonable opinion of legal counsel, required to be disclosed under law or pursuant to the rules and regulations of any applicable securities exchange, the receiving Party may disclose the Confidential Information as required so long as it provides the disclosing Party prior notice of the disclosure and agrees to cooperate, at the request and sole expense of the disclosing Party, with the disclosing Party’s efforts to preserve the confidentiality of the Confidential Information.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES OF LICENSORS

8.1           Legal Status; Enforceability. Licensors have the legal status and all authority to enter into this Agreement, and to perform their obligations under this Agreement. This Agreement constitutes the valid, legal and binding obligations of Licensors, enforceable against them in accordance with its terms.

8.2           No Infringement. To the knowledge of Licensors, no third party is infringing any intellectual property rights in the Manufacturing, Distribution, Documentation or any Patent.

8.3           No Conflict. Neither the execution nor delivery of this Agreement by Licensors, nor the performance by Licensors of the transactions contemplated by this Agreement, conflicts with, or constitutes a material breach of or material default under: (a) any applicable law or any applicable rule, judgment, order, writ, injunction or decree of any court; or (b) any agreement, indenture, contract or instrument to which either Licensor is a party or is otherwise bound. No consent or approval of any person, entity or governmental authority is required in connection with the execution and delivery by Licensors of this Agreement or for grant of the License under this Agreement.

8.4           Litigation. There are no instances in which any Licensor: (a) is subject to any outstanding injunction, judgment, order, decree, ruling or charge with respect to the Patents, Manufacturing, Distribution or Documentation; or (b) is a party to, or under threat of, any action, suit, proceeding, hearing or investigation of, in or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator with respect to the Patents, Manufacturing, Distribution or Documentation.

8.6          Warranty Disclaimer. EXCEPT FOR THE WARRANTIES PROVIDED ABOVE, LICENSORS MAKE NO OTHER WARRANTIES WITH RESPECT TO THE MERCHANTABILITY, SUITABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE AEROPOD FARM.

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ARTICLE IX

REPRESENTATIONS AND WARRANTIES OF BC-URBN

9.1           Legal Status; Enforceability. BC-URBN is a corporation duly organized, validly existing and in good standing under the laws of British Columbia, Canada. BC-URBN has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement. This Agreement constitutes the valid, legal and binding obligations of Licensee enforceable against BC-URBN in accordance with its terms.

9.2           Authorization. This Agreement has been duly authorized, executed and delivered by BC-URBN. BC- URBN has the legal authority to enter into this Agreement and consummate the transactions contemplated by this Agreement.

9.3           No Conflict. Neither the execution nor delivery of this Agreement by BC-URBN, nor the performance by BC-URBN of the transactions contemplated by this Agreement, conflicts with, or constitutes a material breach of or material default under (a) any applicable law or any applicable rule, judgment, order, writ, injunction or decree of any court; or (b) any agreement, indenture, contract or instrument to which BC-URBN is a party or is otherwise bound. No consent or approval of any person, entity or governmental authority is required in connection with the execution and delivery by BC-URBN of this Agreement or for the consummation by BC-URBN of the transactions contemplated by this Agreement.

ARTICLE X

INDEMNIFICATION

10.1         Indemnification. Licensors covenant and agree to indemnify, defend and hold BC-URBN, its employees, officers, directors, agents and Affiliates harmless against and with respect to any and all damages, losses, liabilities, deficiencies, costs and expenses, including reasonable attorney’s fees, resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement or covenant on the part of any Licensor under this Agreement. BC-URBN covenants and agrees to indemnify, defend and hold Licensors and their respective employees, officers, directors, agents and Affiliates harmless against and with respect to any and all damages, losses, liabilities, deficiencies, costs and expenses, including reasonable attorney’s fees, resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement or covenant on the part of BC-URBN under this Agreement.

10.2         LIMITATION OF LIABILITY. NO PARTY SHALL BE LIABLE TO THE OTHER PARTIES IN TORT, CONTRACT OR OTHERWISE FOR ANY LOST PROFITS, SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT, EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH CLAIM.

ARTICLE XI

GENERAL PROVISIONS

11.1         Notices. All notices, consents, waivers and other communications required or permitted by this Agreement will be in writing and will be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a Party may designate by notice to the other Parties):

If to Grow Solutions Holdings, Inc.:	With a copy to:
ATTN: Chad Fischl, CEO & President
230 – 111 Research Drive
Saskatoon, Saskatchewan, Canada.
S7N 3R2

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If to BC-URBN:	With a copy to:
Attn: Darci or Ryan
Pure Roots Urban Farms BC, Inc.	Pure Roots Urban Farms BC, Inc.
17688 – 24 Avenue, Surrey, BC.

11.2         Entire Agreement and Modification. This Agreement supersedes all prior agreements, whether written or oral, between the Parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the Party to be charged with the amendment.

11.3         Assignment. No Party may assign any of its rights under this Agreement, in whole or in part, to any third party without the prior written consent of the other Parties. Notwithstanding the above, any Party may assign this Agreement to an Affiliate, or in connection with a merger, reorganization or similar transaction, or in connection with a sale of more than 50% of the assets of such Party in one or a series of related transactions. Subject to the foregoing, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective permitted heirs, successors and assigns. Licensor shall not assign any Patent or any intellectual property right which claims technology used in or is otherwise relevant to the Manufacturing, Distribution, any Product or any Documentation without (i) including an express statement in the assignment document that the assignment is subject to the licenses granted in this Agreement, and (ii) providing BC-URBN with a copy of such assignment document, and any purported assignment that does not comply with this Section 11.3 shall be void.

11.4         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.5         Governing Law. This Agreement will be governed by and construed under the laws of the province of Saskatchewan, Canada (“Saskatchewan, Canada”).

11.6         Arbitration. The parties agree to submit any and all disputes arising hereunder, or relating in any manner hereto, to binding arbitration before a panel of three arbitrators, with one arbitrator selected by each party and the third arbitrator selected by the two arbitrators selected by the parties, who will proceed in accordance with the procedures of the Forum Code of Procedure of the National Arbitration Forum. The arbitrators will have full authority to render any ruling in law or in equity and to assess costs against any party(ies) they deem appropriate. Such arbitration will be held in Saskatoon, Saskatchewan, Canada. The parties acknowledge that a breach of or a default under any of the terms and conditions of this Agreement may, in some cases, result in irreparable harm, and in such case, any remedies that the parties may have at law may be insufficient. Accordingly, the parties agree that in the case of a breach or default that could cause irreparable harm, nothing contained in this Section 11.6 will deny the aggrieved party of the right to seek injunctive relief in any court having jurisdiction.

11.6         Force Majeure. No Party shall be liable for any failure to perform due to acts of God, acts of government authorities which significantly restrict or prohibit the transactions contemplated hereby, war, fires, floods, explosions or other natural catastrophes, civil disturbances, strikes, riots, unusually severe weather such as hurricanes or failures or fluctuations in electrical power, heat, light, air conditioning, or telecommunications equipment (“Force Majeure”). In such event, the performance of such Party’s obligations shall be suspended during, but not longer than, the period of existence of such cause and a period reasonably required to perform the obligation. The Parties shall use their best reasonable efforts to minimize the consequences of Force Majeure.

11.7         Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, personal representatives, successors and permitted assigns, as the case may be.

11.8         Relationship Between the Parties. Nothing in this Agreement contained shall be deemed to create an employment, agency, joint venture or partnership relationship between the Parties.

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11.9.          Execution of Agreement. This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic form of transmission will constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or other electronic method will be deemed to be their original signatures for all purposes.

Intending to be legally bound, the Parties have executed this Agreement as of the Effective Date.

Grow Solutions Holdings, Inc. and Subsidiaries

By:	/s/ Chad Fischl
Name: Chad Fischl
Title: President

Pure Roots Urban Farms BC Inc.		Pure Roots Urban Farms BC Inc.

By:	/s/ Darcy Rai	By:	/s/ Ryan Veillet
	Name: Darcy Rai		Name: Ryan Veillet
	Title: CEO / CF		Title: President

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